Filed pursuant to Rule 433
Registration No. 333-145208-01

South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated: September 25, 2008

Issuer:	South Carolina Electric & Gas Company
Size:	$300,000,000
Expected Ratings:
Moody's: A2 (stable outlook); S&P: A- (negative outlook); Fitch: A+ (negative outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
Maturity:	November 1, 2018
Coupon (Interest Rate):	6.50%
Yield to Maturity:	6.538%
Spread to Benchmark Treasury:	+265 basis points (2.65%)
Benchmark Treasury:	4.00% due August 15, 2018
Benchmark Treasury Price and Yield:	100-29/3.888%
Interest Payment Dates:	May 1 and November 1, commencing May 1, 2009
Redemption Provision:	Make whole call at Adjusted Treasury Rate +40 basis points (0.40%)
Underwriters' Discount or Commission:	..650%
Net Proceeds to Issuer:	$297,189,000
Price to Public:	99.713%
Settlement Date:	October 2, 2008 (T+5)
Denominations:	$1,000 × $1,000
CUSIP:	837004 CC2

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

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